UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

24 April 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Changes to Board of Directors
Dated 24 April 2020

24 April 2020

Diageo plc announces changes to its Board of Directors

●
Diageo announces that Lord Davies of Abersoch will retire as a Non-Executive Director on 30 June 2020.

●
Diageo announces the appointment of Sir John Manzoni as a Non-Executive Director, effective 1 October 2020.

Lord Davies has served on Diageo plc's Board of Directors for over nine years, having joined on 1 September 2010. During his tenure, he has also acted as Chair of the Remuneration Committee and as Senior Independent Director. Lord Davies' term was extended in 2019 in order to ensure continuity of Board membership, pending recruitment of additional Directors to the Board, and to enable the company to benefit from his experience in British politics and international trade relations at a time of particular uncertainty in these two areas. Following recently announced changes to the Board, Lord Davies and Diageo have agreed that he will retire at the end of this fiscal year.

Diageo announces the appointment of Sir John Manzoni as a Non-Executive Director, effective on 1 October 2020. John will also join the Audit, Nomination and Remuneration Committees on appointment.

John has recently stepped down from the role of Chief Executive of the Civil Service and Permanent Secretary to the Cabinet Office in the UK, having performed that role from 2014. John was previously President and Chief Executive Officer of Talisman Energy in Canada from 2007 to 2012. Before joining Talisman, John worked for BP from 1983 to 2007 in various roles, including latterly Chief Executive, Gas & Power and Chief Executive, Refining & Marketing.

John, who is a graduate of Imperial College London and Stanford University in California, has also previously served from 2004 to 2014 as a non-executive director of SAB Miller plc.

Javier Ferrán, Chairman, Diageo plc said:

"I am very grateful for the wise guidance which Mervyn has provided to Diageo during his time as a Non-Executive Director and as Senior Independent Director, and for his counsel to me as incoming Chairman in 2016. The Board has benefited from his extensive experience, both in industry and in government affairs. He has made a valuable contribution to Board discussions, developed good relationships across the business and made a strong contribution to our governance and decision-making processes during his tenure.  We thank Mervyn for all he has done for Diageo over the last 10 years.

I am very pleased that John will be joining the Diageo Board later this year. John's commercial acumen and business knowledge, together with his more recent experience, combined with his previous non-executive director role in the beverage industry, will bring unique insight and expertise to the discussions at the Diageo Board. I look forward to John's contribution as we progress to achieving our ambition to become one of the most trusted and respected consumer products companies in the world."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

For further information please contact:

Investor Relations: Andy Ryan

+44 (0) 7803 854 842

investor.relations@diageo.com

Media Relations: Jessica Rouleau

+44 (0) 7925 642 561

press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 24 April 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary